UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 5 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023 and November 13, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items 1 through 9, Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background” is hereby amended and supplemented to add, after the last paragraph in such section on page 34, the following:

“On November 8, 2023, the Company issued an unsecured subordinated note in the principal amount of $6,000,000 to Renesas Electronics America Inc., a California corporation and a wholly owned subsidiary of Parent (“Renesas America”) pursuant to a Security Purchase Agreement dated November 8, 2023 (the “November 8 Purchase Agreement”). The Company expects to use the proceeds from the financing transaction to partially fund operations. See “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans.”

2.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is hereby amended and supplemented to add, after the last paragraph in such section on page 57, the following:

“Financing Arrangement

On November 8, 2023, Sequans entered into the November 8 Purchase Agreement with Renesas America, pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $6,000,000 (the “Note”) to Renesas America for a purchase price of $6,000,000. The Note will mature on the earliest to occur of (a) the written demand by Renesas America after the successful consummation of the Offer, (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof) or (ii) the termination of the MoU, or (c) the date a Company Termination Fee (as defined in the MoU) is payable. Interest on the Note accrues at a rate of 9.5% per annum. Pursuant to the November 8 Purchase Agreement and the Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the MoU under certain circumstances. The November 8 Purchase Agreement contains customary representations and warranties of Sequans. The Note contains customary covenants and is subject to customary events of default.

The foregoing summaries of the November 8 Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the November 8 Purchase Agreement and the Note, copies of which are filed as Exhibits (d)(12) and (d)(13) to the Schedule TO and incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Index No.

(d)(12)	Security Purchase Agreement, dated November 8, 2023, by and between Sequans and Renesas America attached as Exhibit 4.1 to the Form 6-K/A filed by Sequans with the Securities and Exchange Commission on November 13, 2023 (incorporated by reference herein).

(d)(13)	Note issued by Sequans dated November 8, 2023 attached as Exhibit 4.2 to the Form 6-K filed by Sequans with the Securities and Exchange Commission on November 9, 2023 (incorporated by reference herein).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO